EXHIBIT 99.1

Stevanato Group Reports Revenue of €303.2 Million for the Third Quarter of 2025

Company delivers 9% revenue growth, record revenue from high-value solutions, expanded margins, and maintains fiscal year 2025 guidance

(PIOMBINO DESE, Italy) – November 6, 2025 – Stevanato Group S.p.A. (NYSE: STVN), a leading global provider of drug containment, drug delivery, and diagnostic solutions to the pharmaceutical, biotechnology, and life sciences industries, today announced its financial results for the third quarter of 2025.

Third Quarter 2025 Highlights (comparisons to prior-year period)

•
Revenue increased 9% (11% on a constant currency basis) to €303.2 million.
•
High-value solutions represented a record 49% of total revenue.
•
Gross profit margin increased 240 basis points to 29.2%.
•
Diluted earnings per share were €0.13; adjusted diluted earnings per share were €0.14.
•
Adjusted EBITDA margin increased 280 basis points to 25.7%.
•
The Company is maintaining its fiscal 2025 guidance and continues to expect revenue in the range of €1.160 billion to €1.190 billion, adjusted EBITDA in the range of €288.5 million to €301.8 million, and adjusted diluted EPS in the range of €0.50 to €0.54.

Third Quarter 2025 Results

For the third quarter of 2025, revenue increased 9% year-over-year (11% on a constant currency basis) to €303.2 million, driven by a 14% (17% on a constant currency basis) revenue increase from the Company's Biopharmaceutical and Diagnostic Solutions (BDS) Segment, which offset the anticipated revenue decline from the Engineering Segment.

Third quarter financial results benefited from the favorable timing of product shipments of approximately €10 million in the BDS Segment that were previously forecasted to occur in the fourth quarter of 2025. Compared with the same period last year, third quarter results also reflect the absorption of the unfavorable impact from foreign currency translation and certain tariff costs that were not mitigated, and were already assumed in the Company's guidance.

Revenue from high-value solutions increased 47%, year-over-year, to a record €147.9 million, representing 49% of total revenue for the third quarter of 2025. This growth was driven primarily by robust demand for high-performance Nexa® syringes, and to a lesser extent, EZ-fill® vials.

In the third quarter of 2025, strong performance in the BDS Segment led to a 240 basis-point increase in gross profit margin to 29.2%, compared with the same period last year, driven by: (i) the favorable mix of high-value solutions, (ii) the expected financial improvements at the Latina and Fishers manufacturing facilities as volumes and revenue scale, and (iii) the ongoing recovery in vial demand. These positive trends were offset by the lower gross profit margin from the Engineering Segment, the impact from foreign currency translation, and certain tariff costs that were not mitigated.

As a result, operating profit margin for the third quarter of 2025 increased 260 basis points, compared with the same period last year, to 17.4%, while adjusted operating profit margin rose 220 basis points, compared with the same period last year, to 18.5%, driven predominantly by an

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 22.231.562,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

EXHIBIT 99.1

increase in gross profit. This was partially offset by higher operating expenses in the Engineering Segment for research and development activities associated with the Company's next generation RTU 400 EZ-fill® cartridge lines.

For the third quarter of 2025, net profit was €36.1 million, with diluted earnings per share of €0.13, and on an adjusted basis, net profit was €38.5 million with diluted earnings per share of €0.14.

For the third quarter of 2025, adjusted EBITDA increased to €77.8 million and the adjusted EBITDA margin improved 280 basis points to 25.7%, compared with the same period last year.

Franco Stevanato, Chairman and Chief Executive Officer, stated, “We delivered a solid third quarter with 9% revenue growth and a record 47% increase in high-value solutions, driven primarily by demand for high-performance Nexa® syringes. Financial results were better-than-expected due to the timing of product shipments that were previously expected to occur in the fourth quarter, and we remain on track to achieve our fiscal 2025 guidance. Our strategic investments in capacity expansion and innovation position us to meet rising demand for injectable biologics, biosimilars, and ready-to-use platforms, to support our customers with patient-centric solutions."

Biopharmaceutical and Diagnostic Solutions (BDS) Segment
Revenue grew 14% (17% on a constant currency basis) to €266.7 million for the third quarter of 2025, compared with the same period last year, driven by a 47% increase from high-value solutions. The Segment benefited from favorable timing of product shipments of approximately €10 million that were previously forecasted to occur in the fourth quarter of 2025.

Revenue from high-value solutions increased to a record €147.9 million and represented 55% of BDS Segment revenue in the third quarter, led by strong growth in high-performance Nexa® syringes and, to a lesser extent, EZ-fill® vials. Growth continues to be fueled by the expanding production capacity for high-value syringes, as the Latina and Fishers manufacturing facilities scale operations to meet increasing demand. Revenue from other containment and delivery solutions decreased 10% to €118.8 million, compared with the same period last year. This was driven by a decline in revenue from low-value syringes and in-vitro diagnostics, as the Company transitions to a larger portfolio of high-value projects, and was partially offset by growth in bulk vials and contract manufacturing activities.

For the third quarter of 2025, gross profit margin increased 400 basis points to 32.0% and operating profit margin rose by 520 basis points to 22.1%, compared with the same period last year, driven by: (i) the favorable mix of high-value solutions, (ii) the financial improvements from the new facilities in Latina and Fishers as they gain scale, and (iii) an increase in vial demand as the effects of destocking continue to abate. This was partially offset by the unfavorable effects from foreign currency translation and certain tariff costs that were not mitigated.

Engineering Segment
As expected, revenue from the Engineering Segment decreased 19% to €36.4 million for the third quarter of 2025, compared with the same period last year, driven by lower revenue from glass converting and assembly lines, which was partially offset by growth in pharma inspection and after-sales activities.

For the third quarter of 2025, gross profit margin for the Engineering Segment decreased 520 basis points to 10.4%, compared with the same period last year, and continued to be impacted by an unfavorable project mix that reflected a higher proportion of complex legacy projects in Denmark and a lower volume of new work.

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 22.231.562,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

EXHIBIT 99.1

Balance Sheet and Cash Flow
As of September 30, 2025, the Company had cash and cash equivalents of €113.3 million and net debt of €333 million.

Capital expenditures totaled €54.9 million for the third quarter of 2025, as the Company continues to ramp-up capacity in its new manufacturing facilities in response to customer demand for high-value solutions.

In the third quarter of 2025, cash flow from operating activities was €47.2 million. Cash flow used for the purchase of property, plant, and equipment, and intangible assets totaled €48.4 million. Strong operational cash flow and reduced capital expenditures resulted in €0.3 million in free cash flow for the third quarter of 2025, and €16.9 million for the nine-months ended September 30, 2025.

The Company believes that it has adequate liquidity to fund its strategic priorities over the next twelve months through a combination of cash on hand, cash generated from operations, available credit lines, and the ability to access additional financing.

2025 Guidance
The Company is maintaining its fiscal 2025 guidance and continues to expect:

•
Revenue in the range of €1.160 billion to €1.190 billion;
•
Adjusted EBITDA in the range of €288.5 million to €301.8 million; and
•
Adjusted diluted EPS in the range of €0.50 to €0.54.

Franco Stevanato concluded, "Our performance underscores the strength of our long-term strategy and business fundamentals. The strategic investments we’ve made, the innovation we’ve delivered, and the trust we’ve built with our customers are the foundation of the strong momentum we’re carrying into fiscal 2026. With a healthy pipeline, favorable market dynamics, and a clear strategic focus, we are well-positioned to drive growth, improve patient outcomes, and deliver lasting value for our customers, employees, and shareholders."

Conference call: The Company will host a conference call and webcast at 8:30 a.m. (ET) on Thursday, November 6, 2025, to discuss financial results. During the call, management will refer to a slide presentation which will be available on the morning of the call on the “Financial Results” page under the Investor Relations section of the Company's website.

Pre-registration: Participants who pre-register will be given a conference passcode and unique PIN to gain immediate access to the call and bypass the live operator. We encourage participants to pre-register for the conference call using the following link: Pre-registration for STVN Q3 2025 earnings webcast.

Webcast: A live, listen-only webcast of the call will be available at the following link: STVN Q3 2025 webcast.

Dial in: Those who are unable to pre-register may dial in by calling:

Italy: +39 02 802 09 11

United Kingdom: +44 1 212 818004

United States: +1 718 705 8796

United States Toll Free: +1 855 265 6958

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 22.231.562,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

EXHIBIT 99.1

Questions during the call: Participants who wish to ask questions during the call should use the HD webphone link: STVN Q3 2025 Link for Questions

Replay: The webcast will be archived for three months on the Company’s Investor Relations section of its website.

Forward-Looking Statements

This press release may include forward-looking statements. The words "maintaining," "continues," "expect," "remain," "position," "rising," "meet," "expanding," "scale," "well-positioned," "drive," "improve," "deliver," "increasing," "continue," "believes," and other similar expressions (or their negative) identify certain of these forward-looking statements. These forward-looking statements are statements regarding the Company's intentions, beliefs or current expectations concerning, among other things, the Company's future financial performance, including revenue, operating expenses and ability to maintain profitability, and operational and commercial capabilities; the Company's expectations regarding the development of the industry and the competitive environment in which it operates; the expansion of the Company's plants and sites, and our expectations related to our capacity expansion; the global supply chain and the Company's committed orders; customer demand; the success of the Company's initiatives to optimize the industrial footprint, harmonize processes and enhance supply chain and logistics strategies; the Company's geographical and industrial footprint; and the Company's goals, strategies, and investment plans. The forward-looking statements in this press release are based on numerous assumptions regarding the Company’s present and future business strategies and the environment in which the Company will operate in the future. Forward-looking statements involve inherent known and unknown risks, uncertainties and contingencies because they relate to events and depend on circumstances that may or may not occur in the future, and may cause the actual results, performance, or achievements of the Company to be materially different from those expressed or implied by such forward looking statements. Many of these risks and uncertainties relate to factors that are beyond the Company's ability to control or estimate precisely, such as conditions in the U.S. capital markets, negative global and domestic economic and political conditions, inflation, trade war and global tariff policies, the impact of the conflict between Russia and the Ukraine, the evolving events in Israel and Gaza, supply chain and logistical challenges and other factors such as the Company's ability to continue to obtain financing to meet its liquidity needs, changes in the geopolitical, social and regulatory framework in which the Company operates or in economic or technological trends or conditions. For a description of the risks that could cause the Company’s future results to differ from those expressed in any such forward looking statements, refer to the risk factors discussed in our most recent annual report on Form 20-F filed on March 6, 2025, and our most recent filings with the U.S. Securities and Exchange Commission. Readers should therefore not place undue reliance on these statements, particularly not in connection with any contract or investment decision. Except as required by law, the Company assumes no obligation to update any such forward-looking statements.

Non-GAAP Financial Information

This press release contains non-GAAP financial measures. Please refer to the tables included in this press release for a reconciliation of non-GAAP financial measures.

Management monitors and evaluates our operating and financial performance using several non-GAAP financial measures, including Constant Currency Revenue, EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Operating Profit, Adjusted Operating Profit Margin, Adjusted Income Taxes, Adjusted Net Profit, Adjusted Diluted EPS, CAPEX, Free Cash Flow, Net Cash/(Debt), and Capital Employed. The Company believes that these non-GAAP financial measures provide useful and relevant information regarding its performance and improve its ability

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 22.231.562,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

EXHIBIT 99.1

to assess our financial condition. While similar measures are widely used in the industry in which the Company operates, the financial measures it uses may not be comparable to other similarly titled measures used by other companies, nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with IFRS.

About Stevanato Group

Founded in 1949, Stevanato Group is a leading global provider of drug containment, drug delivery and diagnostic solutions to the pharmaceutical, biotechnology, and life sciences industries. The Group delivers an integrated, end-to-end portfolio of products, processes, and services that address customer needs across the entire drug life cycle at each of the development, clinical and commercial stages. Stevanato Group’s core capabilities in scientific research and development, its commitment to technical innovation, and its engineering excellence are central to its ability to offer value added solutions to clients. To learn more, visit: www.stevanatogroup.com.

Contact

Media Investor Relations

Caterina Tripepi Lisa Miles

caterina.tripepi@stevanatogroup.com lisa.miles@stevanatogroup.com

U.S. Media Giacomo Guiducci

Angelica English giacomo.guiducci@stevanatogroup.com

angelica.english@teamlewis.com

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 22.231.562,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

EXHIBIT 99.1

Consolidated Income Statement

(Amounts in € millions, except per share data)

	For the three months				For the nine months
	ended September 30,				ended September 30,

	2025	%	2024	%	2025	%	2024	%

Revenue	303.2	100.0%	277.9	100.0%	839.8	100.0%	773.4	100.0%
Costs of sales	214.7	70.8%	203.4	73.2%	602.8	71.8%	569.3	73.6%
Gross Profit	88.5	29.2%	74.4	26.8%	237.0	28.2%	204.2	26.4%
Other operating Income	2.7	0.9%	1.3	0.5%	4.8	0.6%	3.6	0.5%
Selling and Marketing Expenses	7.1	2.3%	5.8	2.1%	20.3	2.4%	19.0	2.5%
Research and Development Expenses	7.6	2.5%	6.6	2.4%	19.6	2.3%	26.1	3.4%
General and Administrative Expenses	23.8	7.8%	22.3	8.0%	73.1	8.7%	68.4	8.8%
Operating Profit	52.7	17.4%	41.0	14.8%	128.7	15.3%	94.3	12.2%
Finance Income	0.5	0.2%	2.1	0.8%	13.9	1.7%	8.2	1.1%
Finance Expense	4.1	1.3%	2.4	0.9%	19.3	2.3%	6.8	0.9%
Profit Before Tax	49.1	16.2%	40.8	14.7%	123.3	14.7%	95.6	12.4%
Income Taxes	13.1	4.3%	10.8	3.9%	31.1	3.7%	26.2	3.4%
Net Profit	36.1	11.9%	30.0	10.8%	92.3	11.0%	69.4	9.0%
Earnings per share
Basic earnings per ordinary share	0.13		0.11		0.34		0.26
Diluted earnings per ordinary share	0.13		0.11		0.34		0.26

Average shares outstanding	273.0		272.9		272.9		270.5
Average shares assuming dilution	273.0		272.9		272.9		270.6

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 22.231.562,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

EXHIBIT 99.1

Reported Segment Information

(Amounts in € millions)

	For the three months ended September 30, 2025
	Biopharmaceutical and Diagnostic Solutions	Engineering	Adjustments, eliminations and unallocated items	Consolidated

External Customers	266.7	36.4	—	303.2
Inter-Segment	0.7	26.9	(27.6)	—
Revenue	267.5	63.3	(27.6)	303.2

Gross Profit	85.7	6.6	(3.8)	88.5
Gross Profit Margin	32.0%	10.4%		29.2%

Operating Profit	59.0	(0.7)	(5.6)	52.7
Operating Profit Margin	22.1%	(1.1)%		17.4%

	For the three months ended September 30, 2024
	Biopharmaceutical and Diagnostic Solutions	Engineering	Adjustments, eliminations and unallocated items	Consolidated

External Customers	233.0	44.8	—	277.9
Inter-Segment	1.8	48.6	(50.4)	—
Revenue	234.9	93.4	(50.4)	277.9

Gross Profit	65.9	14.6	(6.0)	74.4
Gross Profit Margin	28.0%	15.6%		26.8%

Operating Profit	39.7	9.5	(8.1)	41.0
Operating Profit Margin	16.9%	10.1%		14.8%

	For the nine months ended September 30, 2025
	Biopharmaceutical and Diagnostic Solutions	Engineering	Adjustments, eliminations and unallocated items	Consolidated

External Customers	731.1	108.7	—	839.8
Inter-Segment	2.0	97.0	(99.0)	—
Revenue	733.1	205.7	(99.0)	839.8

Gross Profit	231.2	19.1	(13.3)	237.0
Gross Profit Margin	31.5%	9.3%		28.2%

Operating Profit	147.3	2.5	(21.1)	128.7
Operating Profit Margin	20.1%	1.2%		15.3%

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 22.231.562,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

EXHIBIT 99.1

	For the nine months ended September 30, 2024
	Biopharmaceutical and Diagnostic Solutions	Engineering	Adjustments, eliminations and unallocated items	Consolidated

External Customers	654.3	119.1	—	773.4
Inter-Segment	3.0	131.2	(134.2)	—
Revenue	657.3	250.3	(134.2)	773.4

Gross Profit	181.6	36.2	(13.7)	204.2
Gross Profit Margin	27.6%	14.5%		26.4%

Operating Profit	100.2	16.7	(22.6)	94.3
Operating Profit Margin	15.2%	6.7%		12.2%

Cash Flow

(Amounts in € millions)

	For the three months ended September 30,		For the nine months ended September 30,
	2025	2024	2025	2024
Cash flow from operating activities	47.2	18.3	192.0	112.1
Cash flow used in investing activities	(48.2)	(47.6)	(178.6)	(219.2)
Cash flow from financing activities	19.4	29.4	4.9	116.9
Net change in cash and cash equivalents	18.4	0.1	18.3	9.9

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 22.231.562,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

EXHIBIT 99.1

Non-GAAP Financial Information

This press release contains non-GAAP financial measures. Please refer to "Non-GAAP Financial Information" and the tables included in this press release for a reconciliation of non-GAAP financial measures.

Reconciliation of Revenue to Constant Currency Revenue

(Amounts in € millions)

Three months ended September 30, 2025	Biopharmaceutical and Diagnostic Solutions	Engineering	Consolidated
Reported Revenue (IFRS GAAP)	266.7	36.4	303.2
Effect of changes in currency translation rates	5.4	—	5.4
Constant Currency Revenue (Non-IFRS GAAP)	272.2	36.4	308.6

Nine months ended September 30, 2025	Biopharmaceutical and Diagnostic Solutions	Engineering	Consolidated
Reported Revenue (IFRS GAAP)	731.1	108.7	839.8
Effect of changes in currency translation rates	9.7	—	9.7
Constant Currency Revenue (Non-IFRS GAAP)	740.8	108.7	849.5

Reconciliation of EBITDA

(Amounts in € millions)

	For the three months ended September 30,		Change	For the nine months ended September 30,		Change
	2025	2024	%	2025	2024	%
Net Profit	36.1	30.0	20.1%	92.3	69.4	32.9%
Income Taxes	13.1	10.8	21.3%	31.1	26.2	18.7%
Finance Income	(0.5)	(2.1)	(78.2)%	(13.9)	(8.2)	69.9%
Finance Expenses	4.1	2.4	71.1%	19.3	6.8	182.0%
Operating Profit	52.7	41.0	28.5%	128.7	94.3	36.5%
Depreciation and Amortization and Impairment of PPE	21.8	18.4	18.1%	64.0	60.9	5.0%
EBITDA	74.5	59.5	25.3%	192.7	155.2	24.1%

Calculation of Net Profit Margin, Operating Profit Margin, Adjusted EBITDA Margin and Adjusted Operating Profit Margin

(Amounts in € millions)

	For the three months ended September 30,		For the nine months ended September 30,
	2025	2024	2025	2024
Revenue	303.2	277.9	839.8	773.4
Net Profit Margin (Net Profit/ Revenue)	11.9%	10.8%	11.0%	9.0%
Operating Profit Margin (Operating Profit/ Revenue)	17.4%	14.8%	15.3%	12.2%
Adjusted EBITDA Margin (Adjusted EBITDA/ Revenue)	25.7%	22.9%	23.8%	21.8%
Adjusted Operating Profit Margin (Adjusted Operating Profit/ Revenue)	18.5%	16.3%	16.2%	13.9%

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 22.231.562,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

EXHIBIT 99.1

Reconciliation of Reported and Adjusted EBITDA, Operating Profit, Income Taxes,

Net Profit, and Diluted EPS

(Amounts in € millions, except per share data)

Three months ended September 30, 2025	EBITDA	Operating Profit	Income Taxes (4)	Net Profit	Diluted EPS (EUR cents)
Reported	74.5	52.7	13.1	36.1	0.13
Adjusting items:
Start-up costs new plants (1)	2.4	2.4	0.7	1.8	0.01
Restructuring and related charges (2)	0.9	0.9	0.2	0.7	0.00
Adjusted	77.8	56.1	14.0	38.5	0.14
Adjusted Margin	25.7%	18.5%

Three months ended September 30, 2024	EBITDA	Operating Profit	Income Taxes (4)	Net Profit	Diluted EPS (EUR cents)
Reported	59.5	41.0	10.8	30.0	0.11
Adjusting items:
Start-up costs new plants (1)	3.5	3.5	1.0	2.6	0.01
Restructuring and related charges (2)	0.5	0.5	0.1	0.4	0.00
Other severance costs (3)	0.2	0.2	0.1	0.2	0.00
Adjusted	63.7	45.2	11.9	33.1	0.12
Adjusted Margin	22.9%	16.3%

Nine months ended September 30, 2025	EBITDA	Operating Profit	Income Taxes (4)	Net Profit	Diluted EPS (EUR cents)
Reported	192.7	128.7	31.1	92.3	0.34
Adjusting items:
Start-up costs new plants (1)	4.5	4.5	1.2	3.3	0.01
Restructuring and related charges (2)	3.1	3.1	0.8	2.3	0.01
Adjusted	200.3	136.3	33.0	97.9	0.36
Adjusted Margin	23.8%	16.2%

Nine months ended September 30, 2024	EBITDA	Operating Profit	Income Taxes (4)	Net Profit	Diluted EPS (EUR cents)
Reported	155.2	94.3	26.2	69.4	0.26
Adjusting items:
Start-up costs new plants (1)	9.2	9.2	2.5	6.7	0.02
Restructuring and related charges (2)	3.6	3.6	0.9	2.7	0.01
Other severance costs (3)	0.2	0.2	0.1	0.2	0.00
Adjusted	168.3	107.3	29.6	79.1	0.29
Adjusted Margin	21.8%	13.9%

(1) During the three and the nine months ended September 30, 2025, and the Group recorded EUR 2.4 million and EUR 4.5 million, respectively, of start-up costs for the new plants in Fishers, Indiana, United States, and in Latina, Italy. These costs are primarily related to labor costs for training and travel of personnel who are in the learning and development phase and not active in the manufacturing of products. During the three and the nine months ended September 30, 2024, the Group recorded EUR 3.5 million and EUR 9.2 million, respectively, of start-up costs for the new plants in Fishers, Indiana, United States, and in Latina, Italy.

(2) During the three and the nine months ended September 30, 2025, the Group recorded EUR 0.9 million and EUR 3.1 million, respectively, of restructuring and related charges among cost of sales, selling and marketing and general and administrative expenses. These are mainly employee costs related to the reorganization of some business functions. During the three and the nine months ended September 30, 2024, the Group recorded EUR 0.5 million and EUR 3.6 million, respectively, of restructuring and related charges among general and administrative expenses and research and development expenses.

(3) During the three and the nine months ended September 30, 2024, the Group recorded EUR 0.2 million related to personnel expenses, including other severance costs.

(4) The income tax adjustment is calculated by multiplying the applicable nominal tax rate to the adjusting items.

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 22.231.562,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

EXHIBIT 99.1

Capital Employed

(Amounts in € millions)

	As of September 30, 2025	As of December 31, 2024

- Goodwill and intangible assets	83.5	83.6
- Right of use assets	12.9	15.7
- Property, plant and equipment	1,317.3	1,248.4
- Financial assets - investments FVTPL	0.1	0.2
- Other non-current financial assets	13.2	5.4
- Deferred tax assets	102.4	95.3
Non-current assets excluding FV of derivative financial instruments	1,529.4	1,448.7

- Inventories	274.7	245.2
- Contract assets	182.7	168.5
- Trade receivables	266.8	296.0
- Trade payables	(210.4)	(231.0)
- Advances from customers	(38.0)	(16.6)
- Non-current advances from customers	(63.2)	(44.0)
- Contract liabilities	(8.0)	(16.5)
Trade working capital	404.6	401.6

- Tax receivables and other receivables	39.2	70.6
- Current financial receivables - rent to buy agreement	0.9	—
- Non-current assets held for sale	—	0.2
- Tax payables and other current liabilities	(120.9)	(92.2)
- Current provisions	(4.9)	(4.1)
Net working capital	318.9	376.1

- Deferred tax liabilities	(13.3)	(12.6)
- Employees benefits	(6.7)	(7.2)
- Non-current provisions	(2.9)	(2.8)
- Other non-current liabilities	(55.2)	(62.7)
Total non-current liabilities and provisions	(78.0)	(85.3)

Capital employed	1,770.3	1,739.4

Net (debt) /cash	(333.0)	(335.0)

Total Equity	(1,437.3)	(1,404.4)

Total equity and net (debt)/ cash	(1,770.3)	(1,739.4)

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 22.231.562,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

EXHIBIT 99.1

Free Cash Flow

(Amounts in € millions)

	For the three months ended September 30,		For the nine months ended September 30,
	2025	2024	2025	2024
Net cash flow from operating activities	47.2	18.3	192.0	112.1
Interest paid	1.4	1.5	4.9	3.8
Interest received	(0.2)	(0.5)	(1.2)	(1.7)
Purchase of property, plant and equipment	(46.4)	(44.6)	(174.4)	(213.7)
Proceeds from sale of property, plant and equipment	0.2	0.1	1.6	3.1
Purchase of intangible assets	(2.0)	(3.2)	(6.0)	(8.7)
Free Cash Flow	0.3	(28.4)	16.9	(105.0)

Net (Debt) / Net Cash

(Amounts in € millions)

	As of September 30,	As of December 31,
	2025	2024
Non-current financial liabilities	(368.1)	(317.7)
Current financial liabilities	(85.3)	(116.9)
Other non-current financial assets - Fair value of derivatives financial instruments	0.2	—
Other current financial assets other than financial receivables for rent to buy agreement	6.8	1.3
Cash and cash equivalents	113.3	98.3
Net (Debt)/ Cash	(333.0)	(335.0)

CAPEX

(Amounts in € millions)

	For the three months ended September 30,		Change	For the nine months ended September 30,		Change
	2025	2024		€2025	2024	€
Addition to Property, plant and equipment	52.9	55.6	(2.7)	187.7	197.9	(10.2)
Addition to Intangible Assets	2.0	3.2	(1.2)	6.0	8.7	(2.7)
CAPEX	54.9	58.8	(3.9)	193.7	206.6	(12.9)

Reconciliation of 2025 Guidance*

Reported and Adjusted EBITDA, Operating Profit, Net Profit, Diluted EPS

(Amounts in € millions, except per share data)

	Revenue	EBITDA	Operating Profit	Net Profit	Diluted EPS (EUR cents)
Reported	1,160.0-1,190.0	278.0 - 291.3	187.1 - 200.4	130.1 - 140.7	0.48 - 0.52
Adjusting items
Start-up of new plants and restructuring costs	—	10.5	10.5	7.7	0.03
Adjusted	1,160.0-1,190.0	288.5 - 301.8	197.6 - 210.9	137.8 - 148.4	0.50 - 0.54

*Amounts may not add due to rounding

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 22.231.562,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290